

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Frank Orzechowski
Chief Financial Officer
SIGMA ADDITIVE SOLUTIONS, INC.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

> **Re: SIGMA ADDITIVE SOLUTIONS, INC.**
> **Registration Statement on Form S-3**
> **Filed February 10, 2023**
> **File No. 333-269683**

Dear Frank Orzechowski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing